[Sullivan & Cromwell LLP Letterhead]

October 18, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Era Anagnosti

Re:          First Midwest Bancorp, Inc.

Registration Statement on Form S-4

Filed September 8, 2016

File No. 333-213532

Ladies and Gentlemen:

On behalf of First Midwest Bancorp, Inc. (“First Midwest”), we hereby submit for your review Amendment No. 1 to the above-referenced Registration Statement of First Midwest (“Amendment No. 1”), originally filed with the Commission on September 8, 2016, pursuant to the Securities Act of 1933, as amended.  For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement as originally filed.

Set forth below are the responses of First Midwest, and where applicable those of Standard Bancshares, Inc. (“Standard”), to the comments contained in the letter of the Staff of the Commission to First Midwest, dated October 5, 2016.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Form S-4 filed September 8, 2016

Cover Page

1.                                      Please disclose the total amount of consideration to be received by the Standard shareholders if the merger is completed.

Response to Comment No. 1

The Registration Statement has been revised to reflect the Staff’s comment. Please see the Cover Page of Amendment No. 1.

The Merger, page 38

2.                                      Based on your disclosure on pages 47 and 62, the financial advisors appear to have relied on projections provided by both companies. Please disclose First Midwest’s financial projections given to Standard or its financial advisor, and Standard’s financial projections given to First Midwest or its financial advisor.

Response to Comment No. 2

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 72-74 of Amendment No. 1.

Conditions to Completion of the Merger, page 89

3.                                      We note that one of the closing conditions to the merger is that Standard’s closing tangible equity (as defined in the merger agreement) must be greater than or equal to $251,000,000. Please disclose the value of Standard’s tangible common equity as of the most recent practicable date.

Response to Comment No. 3

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 11, 12, 94, 96 and 98 of Amendment No. 1.

Exhibits

4.                                      Please file the employment agreement that you entered into with Lawrence Kelley (refer to disclosure on page 77) as an exhibit to the registration statement.

Response to Comment No. 4

First Midwest respectfully submits that Mr. Kelley is not now, and upon completion of the merger will not be, a director or be considered an “executive officer” or a “named executive officer” of First Midwest, each as defined in or under the Securities Exchange Act of 1934, as amended. As a result, First Midwest does not believe that it is required pursuant to Item

601(b)(10) of Regulation S-K to file the agreement with Mr. Kelley as an exhibit to the Form S-4. Moreover, even if Mr. Kelley was or would be a director or executive officer of First Midwest, First Midwest respectfully submits that Item 601(b)(10) is not applicable to the Form S-4. Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided if (1) an election has been made under Form S-4 to provide information about the registrant at a level prescribed by Form S-3 and (2) Form S-3 would not require the registrant to provide such exhibit if it were registering a primary offering. An election has been made under Form S-4 to provide information in the Form S-4 about First Midwest at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement. (See Response Letters from First Midwest Bancorp, Inc. dated January 15, 2016, Prosperity Bancshares, Inc. dated November 3, 2015 and PacWest Bancorp dated May 19, 2015.)

Further, First Midwest has concluded that the agreement with Mr. Kelley is not material to First Midwest and therefore is not required to be filed with the Form S-4 as a material contract under Item 601(b)(10) of Regulation S-K because, inter alia, (i) the agreement is based substantially on the publicly filed form of employment agreement of First Midwest and does not deviate significantly therefrom (see, e.g., Exhibits 10.19 and 10.22 of the Form 10-K filed with the SEC on February 23, 2016), (ii) the agreement covers certain employee benefits which are generally made available to other First Midwest employees, and (iii) as required under Item 18(a)(5)(i) of Form S-4, which requires interests of certain persons to be described (as required under Item 5 of Schedule 14A), all material terms, including with respect to base salary, cash- and equity-based annual and long-term incentive compensation and the amount of special or one-time awards have been publicly disclosed, as described in the Form S-4 under “The Merger — Interests of Certain Persons in the Merger — Employment Agreement and Selected Standard Director and Executive Officer Compensation”.  Finally, while Item 5 of Schedule 14A requires the interests of certain persons to be described in the Form S-4, it does not require new agreements with the acquiror to be filed as an exhibit to the Form S-4.

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Please note that First Midwest has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Mark Menting at (212) 558-4859 or Regina Sorin at (212) 558-7923 of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Mark J. Menting
Mark J. Menting

cc:                                David Lin
                                                Securities and Exchange Commission

Nicholas J. Chulos, Esq., Steven C. Babinski, Esq.
First Midwest Bancorp, Inc.

Lawrence P. Kelley, James B. Carroll, Esq.
Standard Bancshares, Inc.

Edwin S. del Hierro, Esq., Evan M. Knobloch, Esq.

Kirkland & Ellis